UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-04801

Barnes Group Inc.

(Exact name of registrant as specified in its charter)

123 Main St.

Bristol, Connecticut 06011-0409

(860) 583-7070

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights

(which expired on December 23, 2006) (1)

(Title of each class of securities covered by this Form)

Common Stock, $0.01 Par Value

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

(1)	The Preferred Stock Purchase Rights referenced herein expired on December 23, 2006, in accordance with the terms of the Rights Agreement, dated as of December 10, 1996, between the Registrant and ChaseMellon Shareholder Services L.L.C., as Rights Agent, as amended by Amendment No. 1 to the Rights Agreement, dated as of February 19, 1999. The Registrant filed a Registration Statement on Form 8-A with the Securities and Exchange Commission to register the Preferred Stock Purchase Rights on December 20, 1996, as amended by Amendment No. 1 thereto filed on March 18, 1999.

Pursuant to the requirements of the Securities Exchange Act of 1934, Barnes Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 21, 2007	Barnes Group Inc.

	By:	/s/ Signe S. Gates
	Name:	Signe S. Gates
	Title:	Senior Vice President, General Counsel and Secretary